Goodwin Procter LLP 601 Marshall St, Redwood City, CA 94063 goodwinlaw.com +1 650 752 3100
May 7, 2021
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attention:        Matthew Derby
Larry Spirgel
Joseph Cascarano
Robert Littlepage
Re:      Doximity, Inc.
Confidential Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted April 16, 2021
CIK No. 0001516513
Ladies and Gentlemen:
This letter is submitted on behalf of Doximity, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Confidential Amendment No. 1 to Draft Registration Statement on Form S-1 submitted on April 16, 2021 (the “Draft Registration Statement”), as set forth in your letter dated April 30, 2021, addressed to Anna Bryson, Chief Financial Officer of the Company (the “Comment Letter”). The Company is concurrently filing an Amendment No. 2 to Draft Registration Statement (the “Amended Draft Registration Statement”), which includes changes that reflect responses to the Staff’s comments.
For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Amended Draft Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Draft Registration Statement.
The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending this letter and the Amended Draft Registration Statement (marked to show changes from the Draft Registration Statement) via email.

Securities and Exchange Commission
May 7, 2021

Amendment No. 1 to Draft Registration Statement on Form S-1, submitted April 16, 2021
Results of Operations, page 70
1.We note your response to prior comment 6. With respect to revenues, please consider revising to discuss further the underlying factors that resulted in an increase in subscription revenues from existing customers. For instance, since modules are the core building blocks of your customers’ marketing plan, please discuss and quantify increases in the number and types of modules sold in your Awareness, Interactivity, and Peer categories.
RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that the Company has revised the disclosure on pages 71 and 74 of the Amended Draft Registration Statement to address the Staff’s comment.
Note. 2 Summary of Significant Accounting Policies
Revenue Recognition, page F-11
2.We note your response to prior comment 11. We also note you determined that integrated subscriptions are a stand-ready obligation, through your arrangements specifically limit the number of modules available and members targeted at any one time. Furthermore, your example explains that customers may utilize a defined number modules “with up to 20,000 targeted Doximity members at any given time during the subscription period.” Please clarify how a customer’s targeting of Doximity members up to contractual limits does not represent a discrete delivery of underlying services, particularly when you limit the customer’s ability to use one or more modules at a time and your process of targeting members appears to diminish the targeted quantity available to the customer. In other words, please explain to us in greater detail the performance obligations that indicate your integrated subscriptions represent a promise to stand-ready for a period of time rather than to provide the underlying services, because it appears that you promise to provide a specified number of services during the contract term.
RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that the Company makes its platform available and stands ready to assist the customer with placing content on the Doximity platform throughout the subscription term. The limits placed on the number of modules and customers targeted in the Company’s integrated subscriptions do not constitute a specific number of services during the subscription period because the amount of services available to the customer during the remainder of the subscription period is not diminished.
With regards to the limit on the number of modules, the customer may utilize modules below the limit or up to the limit, at its discretion, throughout the subscription period. In other words, utilizing up to the full limit of modules at the beginning of the subscription term does not limit

Securities and Exchange Commission
May 7, 2021

usage during later portions of the subscription period. This is because a customer who has reached the limit on the number of modules and would like to change its marketing tactics could replace or reconfigure an existing module with different content. This is analogous to purchasing seats from a SaaS provider to use its cloud platform. Customers of cloud services are often limited on the number of seats they purchase but can redeploy seats as employees are hired and terminated, or elect to not utilize all of their seats to which they are entitled.

With regards to the limit on the number of members targeted, the limit, similar to the limit on modules, also relates to the number of members targeted at any given time. Therefore, the customer may target up to the limit of members in the first month and then target a different population of members up to the same limit in the next month, and so on during the remainder of the subscription period.

For example, a customer may enter into an integrated subscription agreement for 12 months that limits the customer to two modules and 20,000 members targeted at any given time. Therefore, the customer may elect to present the content to members in the following manner:

1.Month 1: share one module to 20,000 members for the full month
2.Month 2: share two modules to 10,000 members each for the full month
3.Month 3: share one module to 20,000 members for two weeks and then switch to two modules for 15,000 and 5,000 members, respectively, for the remaining two weeks
4.Month 4: share one module to 10,000 members for the full month
5.Month 5-12: continue in like manner as deemed necessary by customer

As a result, a limit of 20,000 members targeted at any given time, in this example, could result in any of the following:

1. 240,000 members ultimately being targeted during the subscription term if the customer targets exactly 20,000 members per month,
2.More than 240,000 members if the customer changes the target list in the middle of a month to target a different group of members, or
3.Less than 240,000 members if a customer elects to present content to fewer targeted members than the maximum limit (or present no content at all) for certain periods of the subscription period.

The number of members targeted is entirely at the customer’s discretion and the Company stands ready to place content on the platform. This is not unlike the example of a health club described in BC160 of ASU 2014-09 wherein the health club provides a service of standing ready over a period of time by making the health club available and the fact that the extent to which the customer uses the health club does not, in itself, affect the amount of the remaining goods or services to which the customer is entitled. The underlying promise is not to launch a specified

Securities and Exchange Commission
May 7, 2021

quantity of modules to a discrete targeted list of customers but to stand-ready to assist the customer with placing content via modules on the Doximity platform throughout the subscription term. There is uncertainty as to the number of times a customer will request to share or change the sponsored content or how many modules the customer will want to present to the targeted members, and how many total targets are delivered content over the subscription term.

The Company considered whether it is providing a service of standing ready to provide goods or services per ASC 606-10-25-18(e) or to provide a defined good(s) or service(s). The Company concluded that its obligations under the integrated subscriptions is to provide an unknown type or quantity of goods or services and that it stands ready to deliver its services if-and-when needed. The Company’s obligations are analogous to the Type C obligations described in Question 22 of the Financial Accounting Standards Board Revenue Recognition Implementation Q&As in that “... the delivery of the underlying good(s) or service(s) is within the control of the customer. For example, an entity might agree to provide periodic maintenance, when-and-if needed, on a customer’s equipment after a pre-established amount of usage by the customer….” There is uncertainty as to the quantity of modules the customer will utilize at any given time, which module (i.e., a sponsored article, animated video, or short-form content), or the number of members targeted at any given time, the healthcare specialty of the members targeted, etc. Furthermore, the amount of services used at any given time does not affect the remaining services to which the customer is entitled; therefore, the Company concluded that its integrated subscriptions constitute a stand-ready obligation.

3.We note your response to prior comment 12. We also note in comment 11 you determined that “an output method of time” was the appropriate measure of progress when recognizing revenue for your integrated subscriptions. However, you state that there is uncertainty when, how often, and what modules the customer will want to present sponsored content to a target audience over the contract period. Accordingly, the pattern of benefit of these services, as well as your effort to fulfill the performance obligations generally does not appear to be even throughout the contract period. Please tell us and clarify why the output method of elapsed time (i.e. straight-line) rather than upon service delivery best depicts the transfer of control of services to the customer. See ASC 606-20-55-17.
RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that the Company considered ASC 606-10-55-17 in determining the appropriate measure of progress towards satisfaction of its performance obligations resulting from its integrated subscriptions. The Company also considered BC160 of ASU 2014-09:
To meet that objective of depicting the entity’s performance, an entity would need to consider the nature of the promised goods or services and the nature of the entity’s performance. For example, in a typical health club contract, the entity’s promise is to stand ready for a period of time (that is, by making the health club available), rather than providing a service only when the customer requires it. In

Securities and Exchange Commission
May 7, 2021

this case, the customer benefits from the entity’s service of making the health club available. This is evidenced by the fact that the extent to which the customer uses the health club does not, in itself, affect the amount of the remaining goods or services to which the customer is entitled. In addition, the customer is obliged to pay the consideration regardless of whether it uses the health club. Consequently, in those cases, the entity would need to select a measure of progress based on its service of making goods or services available instead of when the customer uses the goods or services made available to them.
Integrated subscriptions are stand-ready obligations since the Company’s promise is to make its services available for a customer to use as and when it decides to do so over the subscription period as described in the Company’s response to comment #2 herein rather than a promise to transfer a discrete quantity of the underlying service itself. The Company also considered the requirement of ASC 606-10-25-14(b) and 25-15 and evaluated whether its integrated subscriptions also represent a series of distinct performance obligations. In evaluating ASC 606-10-25-15(a), the Company concluded that it met the criteria in ASC 606-10-25-27 to be a performance obligation satisfied over time because customers simultaneously receive and consume the benefits of the Company’s services as the Company performs. In evaluating ASC 606-10-25-15(b), the Company concluded that each of the monthly (or daily) stand-ready obligations are substantially the same and would have the same measure of progress towards complete satisfaction. Therefore, the Company concluded that its integrated subscriptions represent a series of distinct performance obligations and that the output measure of time-elapsed best depicted the Company’s performance of making its services available to the customer.
[Signature Page Follows]

Securities and Exchange Commission
May 7, 2021

If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3227.

Sincerely,

/s/ Heidi Mayon
Heidi Mayon

cc:	Jeffrey Tangney, Doximity, Inc.
Anna Bryson, Doximity, Inc.
Jennifer Chaloemtiarana, Doximity, Inc.
Jon M. Novotny, Goodwin Procter LLP
Julia White, Goodwin Procter LLP
John Casnocha, Goodwin Procter LLP
Dave Peinsipp, Cooley LLP
Charles S. Kim, Cooley LLP
Kristin VanderPas, Cooley LLP
Denny Won, Cooley LLP